UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-SB

GENERAL FORM FOR REGISTRATION OF

SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of The Securities Exchange Act of 1934

PALADIN INTERNATIONAL CORPORATION

(Name of Small Business Issuer in its charter)

Nevada	76-0519294
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3131 West Alabama, Suite 300, Houston, Texas	77098
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number (713) 529-9394

Securities to be registered under Section 12(b) of the Act:

None

Securities to be registered under Section 12(g) of the Act:

Common Stock, $.001 Par Value

(Title of Class)

Class A Warrants to purchase Common Stock

(Title of Class)

Class B Warrants to purchase Common Stock

(Title of Class)

PALADIN INTERNATIONAL CORPORATION

FORM 10-SB

TABLE OF CONTENTS

PART I

Item 1 Description of Business

Item 2 Management's Discussion and Analysis or Plan of Operation

Item 3. Description of Property

Item 4. Security Ownership of Certain Beneficial Owners and Management

Item 5. Directors and Executive Officers, Promoters and Control Persons

Item 6. Executive Compensation

Item 7. Certain Relationships and Related Transactions

Item 8. Description of Securities

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder Matters

Item 2. Legal Proceedings

Item 3. Changes in and Disagreements with Accountants

Item 4. Recent Sales of Unregistered Securities

Item 5 Indemnification of Directors and Officers

PART F/S Financial Statements

PART III

Item 1. Index to Exhibits

Item 2. Description of Exhibits

PART I

ITEM 1. DESCRIPTION OF BUSINESS

THE COMPANY

     Paladin International Corporation (the "Company") is a development stage independent oil and gas exploration, development and production company. The Company was incorporated under the laws of the State of Nevada on October 4, 1996 as Paladin Resources Corporation for the purpose of acquiring producing oil and gas properties that have significant additional reserves that can ultimately be recovered through the use of modern technology. In order to be able to transact business in the State of Texas the Company caused a wholly owned subsidiary, Paladin Technology Corporation, to be formed under the laws of the State of Texas on November 3, 1997. In 1998 the Company filed to register its shares of common stock for sale to residents of the State of Texas. Before the State of Texas would permit the Company to make any such sales to its residents, the Company was required to qualify to transact business in the State of Texas. As a company with a similar name already existed in the State of Texas, the Company had to first change its name, which was changed to Paladin International Corporation effective November 16, 1998. Although the new name of the Company is Paladin International Corporation, the Company did not then have any operations outside of the States of Texas and California. On November 19, 1998 the Company received authority to transact business in the State of Texas and on December 16, 1998 the Company received permission from the Texas State Securities Board to make sales of its common stock to residents of Texas. Paladin Technology Corporation, the Company's wholly owned subsidiary, continues to own and manage all of the interests of the Company in the State of Texas.

     The Company currently owns producing and non-producing properties that are located in the States of California and Texas. The Company's producing properties average approximately fourteen barrels of oil per day from a total of twelve wells. Several of the Company's non-producing wells are currently being reworked and re-equipped in order to place them back in production.

     In order to continue to grow, the Company must acquire producing properties or locate and develop new oil and gas reserves. Without the acquisition of producing properties or successful drilling and exploration activities, the Company's reserves and revenues will decline as reserves are depleted by production from existing properties. Subject to availability to the Company of sufficient capital, the Company plans to acquire additional producing oil and gas properties, although no funds are currently available to the Company for this purpose.

     The successful acquisition and development of producing oil and gas properties requires the assessment of the possible recoverable reserves, future oil and gas prices, availability of equipment, success of current exploration and production techniques, operating costs, the existence of potential environmental and other liabilities and other factors. Such assessments are inexact and their accuracy is uncertain. Even an in depth review of a property and the available records relating thereto will not necessarily reveal all existing or potential problems or risks. Such review may not permit the Company to become sufficiently familiar with the property to be able to fully assess its deficiencies, liabilities or its capabilities. In many instances, investigations may not be made on every well and potential environmental problems are not necessarily observable even when a visual inspection is made.

     The process for acquiring future producing oil and gas leases may be lengthy due to the amount of investigation, both legal and geological, that may be required before the Company is comfortable in making an offer to acquire the property. Also, investigation must be made of the compliance requirements of various applicable governmental agencies. Upon acquisition, any newly acquired property will be extensively analyzed for possible workovers or operational changes which the Company believes will increase production or reduce the costs of operation.

     The Company plans to concentrate its efforts toward acquiring properties having producing oil and gas reserves that it believes have significant potential for additional exploitation through additional development and enhanced recovery using the modern technologies now available such as 3-D seismic, horizontal drilling, electronic controls and hydraulic lifting systems. The Company believes that in many cases with the use of these new technologies it is now less expensive to produce oil and gas and that oil and gas reserves that were formerly deemed uneconomical can now be produced profitably.

     As is customary in the oil and gas industry, the Company may perform only a minimal title investigation before acquiring a non-producing oil and gas property. However, before acquiring a producing oil and gas property the Company generally obtains a title report from an attorney covering title to the property, or at least a major portion if the acquisition consists of a group of properties. A drill site opinion is obtained from an attorney prior to commencement of any drilling operations.

     As a part of the consideration for the assignment of a property, the Company is generally required to assume the obligation to plug and abandon any wells on the property not already plugged and abandoned. Wells are plugged and abandoned when it is later determined that it is no longer economic to continue producing the well. The cost of plugging a well can run from $500 to $10,000 depending on the depth, condition of the well and the salvage value of its related equipment. The Company plans to acquire only those properties having wells that will not jeopardize its operations and that in the long run are economically worth the risk involved compared to the possible production to be acquired. In many cases, wells can be plugged and abandoned in exchange for the tubing, casing and other equipment removed during the plugging and abandoning process.

     The Company's oil and gas properties are subject to customary royalty interests, possible overriding royalty interests, liens incident to operating agreements, and liens for current taxes and other burdens which the Company believes do not materially interfere with the use of such property. The property may also be subject to liens incurred for funds obtained for the acquisition of the property.

     The actual drilling, reworking and production operations on oil and gas properties owned by the Company are not undertaken by the Company, but are performed by non-affiliated third party contractors. However, the Company through its wholly owned subsidiary, Paladin Technology Corporation, a Texas corporation, will generally act as the operator of such properties within the State of Texas, thereby supervising the exploration, drilling, reworking and production activities performed by such third parties.

     The operations of the Company are subject to all risks inherent in the exploration for and production of oil and gas, including such hazards as fires, blowouts, explosions, cratering, pipe failures, casing collapse and abnormally pressured formations. The operations of the Company are also subject to environmental hazards including oil and saltwater spills, gas leaks, ruptures and discharges of toxic gases and wastes. These risks and hazards could result in substantial losses to the Company due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and other environmental damage and suspension of operations. As the owner of working interests in oil and gas properties, the Company bears its proportionate share of the obligations and liabilities arising out of the exploration, development and producing of its oil and gas properties.

     The source and availability of raw materials is generally not a significant factor in the operations of the Company. Such raw materials include such items as drilling and workover rigs and other equipment, casing, tubing, drilling mud, storage tanks, pumping units and other equipment and supplies. Such items are commonly available from a number of sources.

     At the present time the Company holds no patents or trademarks

     The oil and gas activities of the Company are non-seasonal, and the Company does not carry a significant inventory of equipment or supplies for its oil and gas operations.

     The oil and gas operations of the Company are not dependent upon any single or a few customers, and the loss of any one customer would not materially affect the Company. The Company currently markets its production to two customers, one in Texas and one in California. The availability of oil and gas purchasers, however, is such that another buyer can readily replace any customer. The Company receives numerous unsolicited calls from buyers offering to purchase its production.

Government Regulation

     The oil and gas industry is subject to extensive and developing federal, state and local laws and regulations relating to the exploration for, development, production, storage, emission, marketing, transportation of oil, gas and waste water as well as other environmental and safety matters. Legislation affecting the oil and gas industry is under constant review for amendment and expansion, frequently increasing the regulatory burden. Numerous agencies, federal, state and local, have issued rules and regulations applicable to the oil and gas industry, some of which carry substantial penalties for failure to comply. Various laws and regulations require permits for drilling wells and the maintenance of bonding requirements in order to drill and operate wells. Such rules and regulations also regulate the spacing and location of wells, and provide requirements for drilling and casing wells, the surface use and restoration of properties on which wells are drilled or operated, the plugging and abandoning of wells, the prevention of waste of oil and gas and the prevention and cleanup of pollutants. These departments and agencies often require periodic reports on production from wells and other matters. Such laws and regulations have generally become more stringent in recent years, often imposing greater liability on an ever larger number of potentially responsible parties. The Company is also subject to laws and regulations covering occupational safety and health matters. Because the requirements imposed by such laws and regulations are frequently changed, the Company is unable to predict the ultimate cost of compliance with their requirements. The regulatory burden on the oil and gas industry increases its costs of doing business and, consequently, affects its profitability.

     Permits, registrations or other authorizations are required for the operation of the Company's production facilities. These permits, registrations or authorizations are subject to revocation, modification and renewal and in some instances payment of annual fees. Failure to obtain or maintain a required permit may result in the imposition of civil and criminal penalties.

     Some risk of costs and liabilities related to environmental, health and safety matters is inherent in the Company's operation, as it is with other companies in the oil and gas industry. There can be no assurance that material costs or liabilities will not be incurred by the Company.

     Currently, the Company's operations are subject to regulation by the Texas Railroad Commission, The California Department of Conservation- Division of Oil, Gas and Geothermal Resources, the Environmental Protection Agency and the Occupational Safety and Health Administration. The Company will maintain full reporting and regulatory compliance with all of these agencies.

Competition

     Competition for the acquisition of producing oil and gas properties and in the exploration and production of oil and gas is intense. All phases of the oil and gas industry are highly competitive and it is a speculative business. The Company faces competition from both major and independent oil and gas companies as well as individuals of varying sizes that are seeking to acquire desirable producing oil and gas properties, new leases and exploration prospects. Many of these competitors have financial, personnel and other resources that substantially exceed those available to the Company and, therefore, have greater leverage to use in acquiring properties, prospects, personnel, consultants and in marketing oil and gas. Producers can drive prices up or down through increases or decreases of their sales into the market The Company must also compete with other industries that supply alternative sources of fuel and energy.

     Company management has studied these problems and has based the Company's business planning on what they believe to be a conservative prediction of oil and gas prices and opportunities.

Employees and Consultants

     The Company is currently a development stage company and as such has no employees other than its Officers and Directors. The Company currently employees independent contractors to supervise its production, development and reworking operations. The Company may hire personnel as required by its operations and may from time to time engage the services of geological and engineering consultants to assist in its operations. The full time Officers of the Company are Joseph W. Petrov, President, Treasurer and a Director, and Stafford E, Andrews, Vice President, Secretary and a Director.

Offices

     The Company's principal office is located at Suite 300, 3131 West Alabama, Houston, Texas 77098. The Company leases on a month to month basis 750 square feet of office space from Tri Stellar, Inc. (a corporation wholly owned by Joseph W. Petrov and Stafford E. Andrews, the Company's Directors and President and Vice President, respectively) for $2,500 per month. The lease includes the use of equipment including computers, office computer programs, fax machine, copy machine, telephones, desks, files and fixtures and secretarial services. The lease with Tri Stellar, Inc, is no less favorable to the Company than can be obtained from independent third parties. The Company's telephone number is 713-529-9394,

     The Company's wholly owned subsidiary, Paladin Technology Corporation, owns a 2,500 square foot metal office and storage building, together with a storage yard, located at 1305 Jiffy Blvd., Jourdanton, Texas.

ITEM 2 MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

FORWARD LOOKING STATEMENTS

     The information contained in this Form 10-SB contains certain "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. "Forward looking statements" include all statements other than statements of historical facts included in this Form 10-SB. Investors are cautioned that all "forward looking statements" involve risks and uncertainties that could cause actual results to differ materially from expectations, including without limitation, the ability of the Company to continue it's expansion strategy, changes in and the effects of federal, state or local laws and regulations, the Company's historical and current compliance with existing or future laws and regulations, changes in the cost of supplies, labor and employee benefits, as well as general market conditions, competition and pricing including fluctuations in prices received for the Company's oil and gas, uncertainty of drilling and re-working results, reserve estimates and competition from other exploration, development and production companies and individuals, operating hazards and abandonment costs. Although the Company believes that the assumptions underlying the "forward looking statements" contained in this Form 10-SB are reasonable, any of the assumptions could be inaccurate and therefore, there can be no assurance that the "forward looking statements" contained in this Form 10-SB will prove to be accurate. In view of the significant uncertainties inherent in the "forward looking statements" included in this Form 10-SB the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

     The Company undertakes no obligation to update or revise "forward looking statements" to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The Company has inadequate cash to maintain operations during the next twelve months. In order to meet its cash requirements the Company will have to raise additional capital through borrowings or the sale of securities. As of the date of this Form 10-SB there is no assurance that the Company will be able raise additional capital through either loans or the sale of securities. The Company has no pending negotiations for loans or sales of securities and there is no assurance that the Company will be able to raise additional capital in the future through either loans or sales of securities. In the event the Company is unable to raise additional capital, it may have to suspend or cease operations.

     The following table sets forth for the periods indicated the percentages of revenues represented by income statements.

Item	Year ending December 31.	Six Months Ending June 30
	Audited	Unaudited
	1998	1999	1999	2000

Revenues	100%	100%	100%	100%

Less:
Lease Operating Expense	90.40%	120.98%	202.44%	89.46%
Production Taxes	8.43%	3.40%	5.34%	3.00%
Depletion and Depreciation	98.36%	54.99%	94.69%	42.71%

Income (Loss) from Oil Production	(97.19)%	(179.39)%	(202.47)%	(30.68)%
Interest Earned	2.56%	1.78%	-	-
Rent Earned	27.17%	4.72%	____-____	____-____

Total Income (Loss)	(67.46)%	(172.87)%	(202.47)%	(30.68)%

Expenses

Administration	45.34%	66.08%	98.89%	73.42%
Amortization	.58%	.45%	.79%	.35%
Audit	-	-	-	11.14%
Contract Services	16.53%	.75%	13.19%	5.87%
Depreciation	15.64%	9.52%	16.62%	6.39%
Insurance	2.18%	1.24%	2.19%	.95%
Interest	43.78%	21.88%	34.40%	17.11%
Licenses and Fees	16.94%	3.11%	9.66%	-
Office	12.72%	5.81%	8.70%	4.44%
Other Expenses	6.34%	2.67%	4.94%	-
Promotion	5.88%	4.41%	6.98%	2.76%
Property Taxes	-	6.26%	10.99%	2.78%
Travel	10.10%	12.83%	30.89%	12.69%
Stock Transfer Fees	____-____	3.15%	10.99%	___-____

Total Expenses	194.01%	147.13%	245.65%	137.90$

Net Income from Operations	(261.47%	(220.00)%	(428.55)%	(168.58)%

Other Income and Expense
Loss on lease Abandonment	_____-___	15.10%	_____-____	____-____

Total Other Expenses	-	15.10%	-	-

Net Income before Income Taxes	(261.42)%	(235.18)%	(428.55)%	(168.58)%
Income Tax Benefit (Expense)	44.61%	43.06%

Net Income (Loss)	(216.86)%	(192.12)%

     For the year ending December 31, 1999 the Company had a net operating loss of $61,058 compared to a net operating loss of $47,892 for the year ending December 31, 1998. For the six month period ending June 30, 2000, the Company had a net operating loss of $34, 439 compared to a net operating loss of $39,001 for the six months ending June 30, 1999. This resulted in a 11.7% decrease in the net operating loss, caused in part by a 224.48% increase in income from oil production while experiencing only a 26.02% rise in expenses.

     The following table sets forth the net quantities of oil production (net of all royalties, overriding royalties and production due others), the average sales price, and the average production costs attributable to the properties of the Company for the years ended December 31, 1997, 1998 and 1999.

	1997	1998	1999

Net Production	1,078	2,097	1,865
Oil (barrels)

Average Sales Price	12.57	8.88	20.29
Oil per barrel

Average Production Cost	3.94	9.56	20.62
(includes lease operating expenses, severance taxes, treatment, and other direct expenses)

The Company owns interests in producing oil wells as follows:

State	Gross Wells	Net Wells

California	11	10.45
Texas	1	1
	_____	_____
Total	12	11.45

"Gross Wells" represents the total number of wells in which the Company has a working interest. "Net Wells" represents the number of "Gross Wells" multiplied by the percentage of the Company's working interest in such well,

     The following table sets forth the Company's ownership in leaseholds. Production or the payment of shut-in royalties generally hold the oil and gas leases in which the Company has an interest. The leases may be surrendered at any time by the cessation of production (and failure to commence reworking the well in order to bring it back into production within a specified period of time, generally sixty days) or failure to pay shut-in royalties

State	Gross Acreage	Net Acreage

California	160	152
Texas	1,639	1,639
	_____	_____
Total	1,799	1,791

"Gross Acreage" represents all acres in respect to which the Company owns a working interest, "Net Acreage represents the aggregate of the working interest of the Company in the Gross Acreage.

     The following table sets forth the Company's ownership in fee mineral acreage. As the owner of a fee mineral interest the Company would be the lessor of the minerals and as such would receive whatever royalty it was able to negotiate. As the fee mineral owner the Company would not incur any cost or expense in connection with any drilling, development or production attributable to the fee mineral acreage that it owns. The Company owns 100% of the fee mineral interests in the fee mineral acreage that it owns.

State	Fee Mineral Acres

California	1,200

BUSINESS PHILOSOPHY

     The Company's strategy is to approach a number of individuals as well as owners of small privately held oil and gas companies who have survived the downturn in the petroleum industry for the possible acquisition of their properties. In many cases they are tired of the ever-increasing burden of paperwork and regulations brought on by environmental and other governmental agencies. They are too small to attract offers from the larger oil and gas companies and realize that they can achieve the greatest value for their production by combining their assets with those of a company that will provide them with a public market for any securities received by them in exchange for their properties. By consolidating these companies and individuals through an exchange of its Common Stock, the Company will provide them with management for their producing properties and increase the profitability of the properties by elimination of duplicate overhead charges.

     The Company plans to increase the amount of its yearly oil and gas production by forming drilling, exploration and development partnerships and joint ventures with other oil and gas companies and with individuals. The Company plans to increase the income from its existing oil and gas properties, while continuing to acquire additional profitable properties.

     Numerous major and independent oil companies have offered for sale, or bid, their smaller or isolated oil and gas properties. The Company does not currently have sufficient revenue or funds available to it to acquire such properties without raising additional capital. The Company plans to raise additional capital through the sale of equity securities or loans, or combinations thereof, in order to have sufficient capital to acquire some of such properties. However, without raising additional capital the Company will be unable to acquire additional producing oil and gas properties (unless the owners of such properties are willing to accept the securities of the Company in exchange for their properties), and its ability to fully develop its existing oil and gas properties will be limited to its cash flow. There is no assurance that the Company will be able to raise such additional capital. At the present time the Company has not identified any specific oil and gas property that it plans to acquire, and plans to make a selection of prospective properties for acquisition only upon raising such additional funds.

ITEM 3. DESCRIPTION OF PROPERTY

Oil and Gas Properties

     The Company owns working interests in certain producing and non-producing oil and gas properties in the States of California and Texas.

California

     In July of 1997, the Company acquired a 95% working interest in the Glide-Williams Lease in Kern County, California that included approximately 80 mineral acres and three flowing oil wells. The lease is located between the towns of Schafter and Wasco and approximately one-eighth mile from the intersection of Wildwood and the Kimberlina Highway. The 95% working interest was valued at $156,750 and was acquired in exchange for 250,000 shares of the Company's Common Stock valued at forty cents per share, the issuance of the Company's $50,000 promissory note and a reduction by $6,750 of the amount owed by the seller to the Company. The working interest acquired was subject to a first lien. securing money advanced to the seller, Pacific Energy Resources, Inc., by a third party. The seller retained a 5% working interest in the lease and is the operator for the property. The three wells were drilled and completed in the 1970's by Exxon Corporation to depths in excess of 6,000 feet and have produced continuously since they were completed. Currently the three wells are collectively producing approximately seven to eight barrels of oil per day. The Company has been informed that none of these wells have been reworked, cleaned out or treated in the past fifteen years, even though they are producing from a formation likely to sand-up and in which paraffin can be a problem. The prior operator from whom the Company acquired the leases and wells did not have the financial ability to work on the wells and used the cash flow generated by the wells for other corporate purposes, allowing the facility to deteriorate. The Company has learned from a previous operator of the lease that in the past when these wells were reworked or cleaned out the production for each well was increased to as much as 40 barrels of oil per day with the amounts varying from well to well. The storage and treatment facilities on the lease include two 1,000 barrel storage tanks and two other 700 barrel tanks used for treating the produced oil for sale. Since acquisition by the Company, extensive expense environmental work on the surface and storage facilities has been completed. The operator of the lease plans to rework these wells as funds are available from the Company.

     In September 1997 the Company acquired 100% of the fee mineral interest in 1,200 acres in Kern County, California in the vicinity of the Glide-Williams Lease, in exchange for 150,000 shares of the Company's Common Stock at a deemed price of forty cents per share. These fee mineral acres are in blocks of varying sizes and are not contiguous. The mineral acres are located approximately two miles from recent deep drilling and prolific production at depths in excess of 19,000 feet in the Lost Hills area of Kern County. Due to the extreme cost of drilling wells to these depths and the abnormally high pressures that were encountered during drilling, the Company does not plan on participating in any exploratory drilling on its fee mineral acres but rather plans to lease the acreage to a financially capable third party, retaining whatever royalty interest it could negotiate.

     In November 1998 the Company acquired 95% of the working interest in the 80 acre Claflin lease in Kern County, California in exchange for a royalty interest of the Company under another lease in Kern County, California. and 44,000 shares of the Company's Common Stock valued at fifty cents per share. The Claflin lease included eight shallow producing wells and is located at the Southwest corner of the intersection of Breckenridge Highway and Comanche Road in Bakersfield. The wells on the lease were originally drilled in the 1960's and produced from the San Margarita Sand at depths from 800 to 900 feet. The Company's production facilities include two 1,000 barrel storage tanks, one 700 barrel storage tank and, as the oil produced is "heavy oil", related storage tank heating equipment needed to heat the oil at the time of delivery to the buyer's bulk tank truck carriers. The eight wells each include pump jacks and related equipment for producing the heavy oil. At the time of their acquisition in 1996 by the operator who sold the 95% working interest to the Company, none of the wells had produced for several years and it had to obtain a new lease. The operator reworked the wells and had the eight wells producing at the time of their sale to the Company. When the eight wells were producing, they produced an average of six to seven barrels of oil per day. Currently, only three wells are producing and the operator is in the process of performing workovers on the five non-producers, and expects them to be back producing shortly.

Texas

     The following properties are held in the name of the Company's wholly owned Texas subsidiary, Paladin Technology Corporation ("PTC").

     In August of 1999 PTC acquired a 580 acre lease on the D.D. Heinen Ranch which included twelve non-producing wells. The lease was acquired for $3,400 and the issuance of 9,500 shares of the Company's Common Stock valued at 69.47 cents per share. This lease is located off Highway 97 in Atascosa County, Texas, approximately 7 miles East of Pleasanton, Texas. The wells on the lease were originally drilled to a depth of about 6,700 feet where they were completed and produced approximately 40 barrels of oil per day from the Buda formation. The wells were operated by Apache Corporation who was forced to sell the property when it encountered financial and other problems following a blowout on one of its leases in West Texas. Subsequent operators did not have the resources to maintain the lease and the wells were not kept in production and were subsequently stripped of all of their salvageable tubing, rods, pumps and other salable equipment. PTC has swabbed each of the wells and determined that oil is still present and can be economically produced upon re-equipping at least six of the wells. The Company believes that by first re-equipping the Heinen Well No. 7 it can be placed back in production and should produce approximately 12 barrels of oil per day. At this rate of production, the cost of re-equipping Heinen Well No. 7 should be recouped in approximately 18 months. The other wells on the lease have the same geological data and production capability and if the re-equipping of Heinen Well No 7 is deemed successful, the Company plans to proceed re-equipping additional wells. The Company believes that these wells provide an opportunity and have remaining undeveloped reserve potential. Horizontal wells have been successfully drilled in the vicinity of the Heinen lease and completed in the same Buda formation in which the wells on the Heinen lease were completed.

     In November 1997 PTC acquired 100% of the working interest in the Dominguez thirteen and one-half acre mineral lease in Atascosa County, Texas for 60,000 shares of the Company's Common Stock at a deemed price of twenty-five cents per share, $5,000 cash and the assumption of the approximate $2,000 cost for replacing the electrical line to the well. The lease is located off Highway 173 approximately four miles West of Jourdanton, Texas. The well was drilled in 1984 and produced from the Navarro formation at a depth of approximately 3600 feet. Due to the economic conditions and administrative problems various operators ceased producing the well several times. The well was put back into production in early 1997 and was producing approximately one to one and one half barrels of oil per day. This well is not currently producing due to mechanical problems with the pump jack that PTC plans to have corrected shortly.

     In March 1999 the Company purchased 1,046 acres of mineral leases in the Fairfield Oil Field in Bexar County, Texas with 65 non-producing wells and a mobile oil production unit. The wells were drilled to depths of approximately 1,000 feet and produced from the Olmos formation. Based on an engineering study of the Fairfield Oil Field these leases still contain approximately 1,000,000 barrels of recoverable oil. The wells will have to be re-equipped and modern production procedures applied before any oil can be recovered.

Real Estate and Improvements

     PTC owns approximately one-half acre of land in Jourdanton, Texas. The half acre is comprised of seven contiguous lots with the corner lot located at 1305 Jiffy Blvd. in Jourdanton. The property includes a 2,500 square foot commercial metal building finished as an office and storage building, with lavatories and air conditioning. The building is located on the corner lot at the intersection of Jiffy Blvd and Highway 97, the principal highway between Pleasanton, Texas and Jourdanton. The property is approximately two miles from Pleasanton and was appraised in 1997 for $74,000. The remaining lots are currently used as a storage yard but could be available for sale.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND Management

     The following table sets forth the Common Stock ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, each Director individually and all Officers and Directors of the Company as a group.

Name and Address of Owner	Position or Title	Number of Shares and Nature of Beneficial Ownership	Percent of Common Stock	Options	Class A Warrants	%

Joseph W. Petrov 5707 Indigo Houston, Texas 77096	President, Treasurer and a Member of the Board of Directors	675,984 (1)	23.43%	50,770		23.85%

Stafford E. Andrews 6146 Sugar Hill Drive Houston, Texas 77057	Vice President, Secretary and a Member of the Board of Directors	647,814 (2)	22.45%	50,770		22.93%

Pacific Energy Resources, Inc. (3) Suite 300 3131 West Alabama Houston, Texas 77098		579,600	20.09%			19.02%

Sea Industries, Inc. (4) Suite 300 3131 West Alabama Houston, Texas 77098		629,084	21.80%			20.65%

Tri Stellar, Inc. (5) Suite 300 3131 West Alabama Houston, Texas 77098		178,850	6.19%		45,250	7.36%

J. Michael Curran III 11623 Briar Canyon Court Tomball, Texas 77375	Advisory Director	103,200	3.58%			3.38%

Peter Whiteford Suite 1404 5001 Woodway Houston, Texas 77056	Advisory Director	58,900	2.04%			1.93%

(1) Includes shares held by Petrov Enterprises, Inc. a corporation wholly owned by Mr. Petrov, and includes (a) a 9.5% interest in Pacific Energy Resources, Inc.'s 579,600 shares of Common Stock, and those shares represented by Petrov Enterprises, Inc.'s 8.91% interest in Valley National Corporation which owns 81.08% of Pacific Energy Resources, Inc.; (b) a 22.19% interest in Fremont Industries Corporation's 52,300 shares of Common Stock, including those shares represented by Fremont Industries Corporation's 15.49% ownership in Valley Financial Corporation; and (c) a 50% interest in Tri Stellar, Inc.'s 178,850 shares of Common Stock. Also includes 500 shares of Common Stock owned by Geraldine Petrov, Mr. Petrov's wife and 20,000 shares of Common Stock owned by Mr. Petrov's adult son, Brian Petrov and his wife.

(2) Includes shares held by Sea Industries, Inc., a Texas corporation, owned 1% by Stafford E. Andrews and 16.5% each by his wife and five adult children, and includes the 629,084 shares of Common Stock owned by its wholly owned subsidiary, Sea Industries, Inc., a Nevada corporation, including such subsidiary's (a) a 9.5% interest in Pacific Energy Resources, Inc.'s 579,600 shares of Common Stock, and those shares represented by Sea Industries, Inc.'s 8.91% interest in Valley National Corporation which owns 81.08% of Pacific Energy Resources, Inc.; (b) a 22.19% interest in Fremont Industries Corporation's 52,030 shares of Common Stock, including those shares represented by Fremont Industries Corporation's 15.49% ownership in Valley Financial Corporation; and (c) a 50% interest in Tri Stellar, Inc.'s 178,850 shares of Common Stock. Also includes 6,300 shares of Common Stock owned by Mark P. Andrews, an adult son of Stafford E. Andrews.

(3) Pacific Energy Resources, Inc. is owned 9.5% each by Joseph W. Petrov and Sea Industries, Inc. and their percentage ownership is reflected in the holdings shown for them in the table.

(4) Sea Industries is owned 1% by Stafford E. Andrews and 16.5% each by his wife and five adult children, and includes the 629,084 shares of Common Stock owned directly and indirectly by its wholly owned subsidiary, Sea Industries, Inc., a Nevada corporation, and his percentage ownership is reflected in the holdings shown for him in the table.

(5) Tri Stellar, Inc. is owned 50% each by Joseph W. Petrov and Stafford E. Andrews and the holdings are also listed under their names individually in the table

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table identifies the Directors and the Executive Officers of the Company:

Name	Age	Position

Joseph W. Petrov	72	President, Chief Executive Officer, Treasurer, Chief Financial Officer and a Member of the Board of Directors
Stafford E. Andrews	72	Vice President, Secretary and a Member of the Board of Directors
J. Michael Curran III	56	Advisory Director
Peter Whiteford	69	Advisory Director

     All Directors of the Company hold office until the next annual meeting of the Shareholders of the Company, or until their successors have been elected and qualified. The Company's Officers are elected by its Board of Directors and hold office until their death, resignation or removal from office. The Company has no Executive Committees.

Officer and Director Biographies:

Joseph W. Petrov. Mr. Petrov is a founder, President, Chief Executive Officer, Treasurer, Chief Financial Officer and a Member of the Board of Directors of the Company. He received a bachelor's degree in 1955 and a master's degree in business administration in 1960 from the University of Houston, and is a certified public accountant. In 1958 he joined Robert A. White and 1962 they formed the partnership of White and Petrov, Certified Public Accountants. He later served as managing partner of White, Petrov and McHone, the successor partnership. In 1980 Mr. Petrov retired from public accounting and together with other investors formed Pure Energy Company, a privately held Texas corporation that syndicated more than 21 oil and gas drilling limited partnerships and joint ventures. He served as president and a director of Pure Energy Company and it's affiliated companies. Mr. Petrov was a principal founder and served as president and director of Gulfside Industries Ltd. which owned and operated natural gas utilities. He served as president, treasurer and director of Fremont Corporation (formerly Fremont Energy Corporation) prior to it's merger with the South China Bicycle Company. He is also a director, president and principal founder of Fremont Industries Corporation, Fremont International Corporation and of Tri-Stellar, Inc. He is vice president and a director of Pacific Energy Resources, Inc. and a director and president of Valley Financial Corporation.

Stafford E. Andrews. Mr. Andrews is Vice President, Secretary and a Member of the Board of Directors of the Company. He received a bachelor's degree from Amherst College in 1950 and a LL.B degree from the University of Texas School of Law in 1953. During the period he was actively practicing law, he served as assistant secretary of Valley Gas Pipeline Company and Valley Gas Production Inc. as vice president and a director of Remote Sensing Inc. and as a director of Houston Oil and Minerals Corporation (later sold to Tenneco, Inc.). After ceasing the active practice of law he served as president and a director of Enertek Oil and gas Corporation and as chairman and director of Petrox Energy and Minerals Corporation. He served as vice president, secretary and a director of Fremont Corporation (formerly Fremont Energy Corporation) prior to its merger with the South China Bicycle Company. Mr. Andrews is a principal founder, vice president and a director of Fremont Industries Corporation and Fremont International Corporation. Mr. Andrews is a director of Sea Industries, Inc. He is president and a director of Pacific Energy Resources, Inc. and vice president and a director of Tri-Stellar, Inc. and Valley Financial Corporation.

Advisory Director Biographies:

Michael Curran III. Mr. Curran is an Advisory Director of the Company. He received a bachelor's degree in 1964 and a master's degree in 1967 from the University of Mississippi. He developed his sales and marketing skills with such companies as Proctor and Gamble, The Ford Motor Company and Becton-Dickinson, Inc. Mr. Curran has been active in the home building and real estate fields serving as a sales executive and real estate broker in the Houston area since 1976. He is the past president of Promark Properties and the Promark Realty Group. He serves as an educator teaching and lecturing in the real estate industry and on the major and community college levels. Mr. Curran's family has been involved in the oil and gas industry since the mid-30's. Prior to joining the Company's management team he was a passive investor in oil and gas ventures managed jointly by Messrs. Petrov and Andrews. He and his family continue to participate in the Company's oil and gas ventures.

Peter Whiteford. Mr. Whiteford is an Advisory Director of the Company. He received a Bachelor of Science degree in Business from Ohio State University in 1954. During the past 45 years he has been involved in various aspects of the petroleum industry and related service and operating companies, including Youngstown Sheet and Tube, Tennessee Gas Transmission (Bay Petroleum Division) and C. Thibodeaux & Company. He is currently acting as an independent operator/consultant to the mining industry and downstream projects for the international energy industry.

Consultant Biographies:

Rudy L. Marker. Mr. Marker serves as a Consultant to the Company. He received a Bachelor of Science degree in petroleum engineering from the University of Pittsburgh in 1952. He worked for Texaco in Columbia and Venezuela S. A. progressing through various positions from drilling engineer to district manager with overall management responsibility for all activities within his area, including labor and government relations, for fields having oil production of approximately 100,000 barrels per day. He worked for Texaco in Ecuador S. A. where he had responsibility for the drilling and development of fields producing an aggregate of approximately 250,000 barrels of oil per day, building and operating a 250 mile, 300,000 barrel per day oil pipeline system and ancillary facilities. He also worked for City Exploration Company in Ecuador from 1974 to 1979 where he served as vice president and general manager. Mr. Marker became a senior vice president of City Exploration Company in Houston with management responsibilities for it's exploration and exploitation activities in the U. S. Gulf Coast Area, Latin America, Egypt, Europe and the North Sea. Following retirement he served as an independent consultant to Enhanced Energy Resources, Inc., a subsidiary of Kaneb Oil and Gas Inc. in their development of the Brookwood coal seam gas project in Alabama and to Frontier Energy Corporation. Mr. Marker has provided consulting assistance to Fremont Corporation (formerly Fremont Energy Corporation), Fremont Industries Corporation and to Paladin Resources Corporation (a Texas corporation with a name similar to that of the Company).

James W. Seeburger. Mr. Seeburger serves as a Consultant to the management of the Company, He received a Bachelor of Science degree in petroleum engineering from Michigan Technical University in 1961 and a Master of Science (in Environmental Services) degree from the University of Houston in 1981 He worked for several years in the mining and metals processing industries before joining El Paso Natural Gas Company in 1965.Ther as a senior process engineer and process engineering supervisor, he directed plant process and economic studies relating to natural gas sweetening, dehydration, liquids recovery, compression, measurement and other services related to the improvement of plant operations. In 1974 he was transferred to the newly created Northwest energy Corporation in Salt Lake City, Utah, where he continued gas plant project work in the position of project engineering supervisor. From 1976 to 1981 he served as manager of engineering for C. F. Opel, Inc., where engineering and construction services were furnished for gas plant, chemical plant and refinery expansion and modification. In 1981 he joined Superior Oil Company as manager of engineering. Mr. Seeburger joined Pure Energy Company in 1982 as vice president in charge of oil and gas drilling, production and acquisitions for both Pure Energy Company and it's affiliated companies. In 1988 he became vice president of Gulfside Industries Ltd where he was in charge of it's gas distribution systems serving Port Aransas and Somerset, Texas as well as being in charge of the oil and gas drilling and production activities of it's oil and gas subsidiary.

ITEM 6. EXECUTIVE COMPENSATION

The following table provides certain summary information concerning the compensation for each of the Officers and Directors of the Company during the current fiscal year:

Name	Position	Compensation

Joseph W. Petrov	President and Treasurer	-0-
Stafford E. Andrews	Vice President and Secretary	-0-

     The Company has not and does not anticipate paying any salaries until it generates sufficient revenues to pay same. Except as disclosed elsewhere in this Form 10-SB with respect to stock options held by Messrs. Petrov and Andrews, there are no stock options, retirement, pension or profit sharing plans for the benefit of the Company's Officers and Directors (or Advisory Directors). Neither the Directors nor the Advisory Directors have received any remuneration for their services as such.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On April 28, 1997 the Directors of the Company approved the acquisition of a 40 acre farmout on the D. D. Heinen Ranch in Atascosa County, Texas, for 20,000 shares (13,300 shares to Fremont Industries Corporation and 6,700 shares to Jessie S. Bitar) of the Company's Common Stock valued at twenty-five cents per share. The farmout included the then non-producing Heinen Well No. 7 which had been drilled to a depth of approximately 6,700 feet where it had been completed and produced. The well had been recently stripped of its rods, tubing and production equipment. On September 29, 1997 the Directors of the Company approved the acquisition of an additional 40 acre farmout on the D.D. Heinen Ranch for 12,500 shares (8,400 shares to Fremont Industries Corporation and 4,100 shares to Jessie S. Bitar) of the Company's Common Stock valued at forty cents per share. This acquisition included the then non-producing Heinan Well # 11 which had also been drilled to a depth of approximately 6,700 feet where it had been completed and produced. This well had been similarly recently stripped of its rods, tubing and production equipment. In August 1999 these two farm-outs were rolled into a single new 580 acre lease on the D.D. Heinen Ranch which included both Heinen Well No. 7 and Heinen Well No.11 as well as 10 additional non-producing stripped wells The 580 acre lease was acquired for $3.400 and the issuance of 9,500 shares of the Company's Common Stock valued at 69.47 cents per share to D.D. Heinen. The 580 acre lease was taken in the name of Paladin Technology Corporation, the wholly owned subsidiary of the Company. Fremont Industries Corporation is a Texas corporation in which Petrov Enterprises, Inc., a Texas Corporation (wholly owned by Joseph W. Petrov) and Sea Industries, Inc., a Nevada corporation (wholly owned by Sea Industries, Inc., a Texas corporation in which Stafford E. Andrews has a one percent interest, the balance being held by adult members of his family) each own a 22.19% interest and of which Joseph W. Petrov and Stafford E. Andrews are the directors and president and vice president, respectively.

     On July 31, 1997, the Directors of the Company approved the acquisition of a 95% working interest in three flowing oil wells on the 80 acre Glide-Williams Lease in Kern County, California from Pacific Energy Resources, Inc. The 95% working interest was valued at $156,750 and was acquired in exchange for 250,000 shares of the Company's Common Stock valued at forty cents per share, the issuance of the Company's $50,000 promissory note and a reduction by $6,750 of the amount owed by Pacific Energy Resources, Inc. to the Company for expenses advanced to it. The working interest acquired was subject to a first lien held by Sea Industries, Inc. securing money advanced to Pacific Resources, Inc. It was agreed that payments made on the Company's note would be applied to this lien. Pacific Energy Resources, Inc. is a Nevada corporation in which Petrov Enterprises, Inc. and Sea Industries, Inc. each own a 9.45% interest and of which Joseph W. Petrov and Stafford E. Andrews are the directors and vice president and president respectively. The remaining 81.08% of Pacific Energy Resources, Inc. is owned by Valley Financial Corporation, a Nevada corporation, of which both Messrs. Petrov and Andrews are directors and president and vice president, respectively, and Petrov Enterprises, Inc. and Sea Industries, Inc. each own 8.91% of its outstanding common stock.

     On August 25, 1997, the Directors of the Company approved the acquisition of a producing royalty interest valued at $100,000 from Pacific Energy Resources, Inc. in exchange for 150,000 shares of the Company's Common Stock at a deemed price of forty cents per share, the issuance of a promissory note for $35,000 and a reduction by $5,000 of the amount owed by Pacific Energy Resources, Inc. to the Company for money advanced to it. This royalty interest was subject to the same first lien as the Glide-Williams Lease previously acquired by the Company and it was again agreed that all payments made on the Company's $35,000 promissory note would be first applied to such lien. See footnote (1). This royalty interest was later included as a part of the consideration for the acquisition of the Claflin lease, described below.

     On September 24, 1997 the Directors of the Company approved the acquisition of 1,200 acres of fee mineral interest in Kern County, California, from Pacific Energy Resources, Inc. in exchange for 150,000 shares of the Company's Common Stock at a deemed price of forty cents per share. These fee mineral acres are located in the vicinity of the Glide-Williams lease described above. See footnote (1).

     On September 30, 1997 the Directors of the Company approved the acquisition of a swabbing rig from Overland Production and Exploration Company in exchange for 100,000 shares of the Company's Common Stock at a deemed price of twenty-five cents per share.

     On October 23, 1997 the Directors of the Company approved the acquisition of 100% of the working interest in the 306 acre W. R. Schroeder Lease in Atascosa County, Texas on which a well had been continuously producing since 1978. This interest was acquired for 62,500 shares (46,875 shares to Fremont Industries Corporation and 15,625 shares to Overland Production and Exploration Company) of the Company's Common Stock valued at forty cents per share and the assumption of the $5,366.81 cost of reworking the existing well. The ownership of this property was held in the name of the Company's wholly owned subsidiary, Paladin Technology Corporation. See footnote (2). In 1999 the well was deemed no longer commercially productive and was conveyed back to the landowner in exchange for the landowner's assumption of all plugging and abandonment obligations.

     On November 12, 1997 the Directors of the Company approved the acquisition of 100% of the working interest in the Dominguez thirteen and one-half acre mineral lease in Atascosa County, Texas for 60,000 shares (40,000 shares to Fremont Industries Corporation and 20,000 shares to Overland Production and Exploration Company) of the Company's Common Stock at a deemed price of twenty-five cents per share, $5,000 cash paid to Fremont Industries Corporation and the assumption of the approximate $2,000 cost of replacing the electrical line to the well. Title to this property is held in Paladin Technology Corporation, the Company's wholly owned subsidiary. See footnote (2).

     On November 30, 1998 the Directors of the Company approved the acquisition of 95% of the working interest in the Claflin lease in Kern County, California from Pacific Energy Resources, Inc. in exchange for the Company's royalty interest under the lease operated by Gotland Oil, Inc. (described above) and 44,000 shares of the Company's Common Stock valued at fifty cents per share. The 80 acre Claflin lease included eight shallow producing wells. See footnote (1).

     All transactions with affiliated parties have been and will be on terms no less favorable to the Company than would be available from independent third parties. The Officers and Directors of the Company have a fiduciary responsibility to the Company's Shareholders in their dealing with and for the Company. All future loans from the Company to it's Officers, Directors, Shareholders or affiliates of any of them, will be approved by a majority of the independent and disinterested Directors. Although the Company has no plans for future transactions with affiliated parties, in the event that any should occur they will be made in accordance with the provisions of Rule 121.6(a) of the Texas Securities Act.

(1) Pacific Energy Resources Inc. is owned 9.45% each by Petrov Enterprises, Inc. and Sea Industries, Inc., a Nevada Corporation, and the balance is owned by Valley Financial Corporation. Petrov Enterprises, Inc. is wholly owned by Joseph W. Petrov. Sea Industries, a Nevada Corporation is wholly owned by Sea Industries, Inc, a Texas Corporation. Sea Industries, Inc., a Texas Corporation, is owned 1% by Stafford E. Andrews and 16.5% each by his wife and five adult children. Valley Financial Corporation is owned 8.91% each by Petrov Enterprises, Inc. and Sea Industries, Inc., a Nevada Corporation and 15.49% by Fremont Industries Corporation. See footnote (2).

(2) Fremont Industries Corporation is owned 22.19% each by Petrov Enterprises, Inc. and Sea Industries, Inc., a Nevada Corporation.

ITEM 8. DESCRIPTION OF SECURITIES

COMMON STOCK

     The following is a summary of the material terms of the Company's capital stock as set forth in its Certificate of Incorporation and Bylaws and is qualified in its entirety by the provisions of the such Certificate of Incorporation and Bylaws, copies of which have been filed with the Securities and Exchange Commission as exhibits to this Form 10-SB.

     The Company is authorized to issue up to 75,.00,000 shares of Common Stock at a par value of one tenth of a cent ( $0.001) per share. As of the date of this Form 10-SB the Company had issued and outstanding 2,885,124 shares of Common Stock. All outstanding shares of Common Stock are legally issued, fully paid and non-assessable.

Voting Rights

     Holders of Common Stock of the Company are entitled to cast one vote for each share held by them at all shareholder meetings (or by written consent in lieu thereof) for all purposes. There is no provision for cumulative voting for the election of Directors of the Company. Accordingly, the holders of a majority of the outstanding shares of Common Stock present in person, or by proxy, will be able to elect all of the Directors of the Company.

Dividends

     There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends on Common Stock out of any funds legally available therefor. Dividends, if declared, are to be paid ratably to all holders of Common Stock. The Company has not paid any dividends on shares of Common Stock and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors may follow a policy of retaining all or substantially all earnings to finance the future growth of the Company. Accordingly, future dividends, if any, on shares of Common Stock will depend upon, among other things, the Company's need for cash to finance acquisitions, working capital and it's financial condition at the time

Liquidation Rights

     In the event of the liquidation, dissolution or winding up of the Company, the holders of the Common Stock are entitled to share ratably in all assets remaining after payment of all debts and liabilities of the Company.

Other Rights

     Shares of Common Stock have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional shares of Common Stock. There are no redemption or sinking fund provisions applicable to shares of Common Stock.

Reports to Shareholders

     If the Company's obligation to file reports with the Securities and Exchange Commission is suspended, the Company will no longer file such reports but it intends to continue to furnish holders of the Common Stock with quarterly financial reports containing un-audited financial statements and annual reports containing audited financial statements.

Class A Warrants

     As of the date of this Form 10-SB the Company had issued and outstanding 60,234 Class A Warrants. The Class A Warrants permit the owner thereof to purchase one share of the Company's Common Stock at a price of $1.15 per share. The Class A Warrants expire one year from the date of issue. The last issued Class A Warrant will expire thirty days following February 2, 2001.

Class B Warrants

     As of the date of this Form 10-SB the Company had issued and outstanding 12,047 Class B Warrants. The Class B Warrants were all issued to the Underwriter in connection with the sale of the Company's Common Stock to residents of the State of Texas pursuant to a Texas only offering. The Prospectus used for this offering was filed with the Securities ands Exchange Commission as an exhibit to this Form 10-SB. Each Class B Warrant entitles the Underwriter to purchase one share of the Company's Common Stock at a price of $1.07 per share until November 16, 2000 and at a price of $1.10 per share during the following year, after which they expire.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market Information

     At the present time there is no market for either the Company's Common Stock or Class A Warrants.

Holders

     The Company believes that there were approximately 88 holders of record of the Company's Common Stock as of August 31, 2000.

Dividends

     The Company has not paid any dividends on shares of its Common Stock since inception. There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends on Common Stock out of any funds legally available for such purpose.

Transfer Agent

     The Company's transfer agent is First National Trust Company, Inc., Suite C, 539 Capitol Hill Avenue, Reno, Nevada 89502. The Transfer Agent's telephone number is (775) 333-2669.

ITEM 2. LEGAL PROCEEDINGS

     At the present time the Company is not involved in any legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     None

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     The following table lists all sales of unregistered securities made by the Company since March 1, 1998:

Date	Name	Shares	Consideration

May 1, 1998	Floyd Cannon	800	$ 800
May 1, 1998	Jim E. Cannon	800	800
June 30, 1998	Gilbert Manire	20,000	5,000
August 10, 1998	Floyd Cannon	1,600	800
August 10, 1998	Jim E. Cannon	1,600	800
September 23, 1998	Floyd Cannon	1,600	800
September 23, 1998	Jim E. Cannon	1,600	800
September 30, 1998	Overland Oil Field Tool Rental, Inc.	5,300	2,650
September 30, 1998	Pacific Energy Resources, Inc.	9,500	4,750
September 30, 1998	Rudolph L. Marker	2,600	1,300
December 2, 1998	David Madruga	3,200	1,600
December 22, 1998	David Madruga	2,800	700
December 22, 1998	Luann R. Briscoe	250	125
December 22, 1998	Geraldine A. Petrov	250	125
December 22, 1998	Stafford E. Andrews	1,000	500
December 22, 1998	Joseph W. Petrov	1,000	500
December 22, 1998	Pacific Energy Resources, Inc.	44,000	Partial payment for Claflin lease
December 30, 1998	Floyd Cannon	1,600	800
December 30, 1998	Jim E. Cannon	1,600	800
December 30, 1998	David Madruga	3,200	1,600
February 25, 1999	David Madruga	1,520	380
April 28, 1999	David Madruga	3,200	1,600
April 30, 1999	Rudolph L. Marker	1,200	600
April 30, 1999	Overland Oil Field Tool Rental, Inc.	4,500	2,250
July 21, 1999	Floyd Cannon	3,200	1,600
July 26, 1999	David Madruga	2,790	1,271
August 17, 1999	Dan and Peggy Heinen	9,500	6,600
August 17, 1999	Floyd Cannon	3,200	1,600
January 1, 2000	Joseph W. Petrov	1,000	250
January 1, 2000	Stafford E. Andrews	1,000	250
January 1, 2000	Luann R. Briscoe	250	100
January 1, 2000	Geraldine A. Petrov	250	100
January 1, 2000	Linda Pepper Ross	200	100
February 4, 2000	William H. Dwyer III	20,000	5,000
February 4, 2000	Fremont Industries Corporation	28,240	7,060
February 4, 2000	Floyd Cannon	1,435	359
February 4, 2000	Tri Stellar, Inc.	58,560	14,640
February 4, 2000	Rudolph L. Marker	1,800	900
February 18, 2000	Mitchell Trybule	4,000	1,000
February 18, 2000	Nick Anader	2,000	1,000
May 8, 2000	Floyd Cannon	3,200	1,600
June 30, 2000	Fremont Industries Corporation	5,300	1,325
June 30, 2000	Stafford E. Andrews	9,730	2,433
June 30, 2000	Joseph W. Petrov	18,800	4,700
June 30, 2000	Rudolph L. Marker	2,400	600
June 30, 2000	Tri Stellar, Inc.	29,790	7,447

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Articles of Incorporation and By-laws provide for indemnification of its Officers and Directors against certain liabilities. Officers and Directors are indemnified generally against expenses actually and reasonably incurred in connection with proceedings, whether civil or criminal, provided that it is determined that they acted in good faith, were not found guilty and in any criminal matter had reasonable cause to believe that their conduct was not unlawful. The Company's Articles of Incorporation and Bylaws were filed as exhibits, Exhibit E-1 and Exhibit E-2, respectively, with the Securities and Exchange Commission with the filing of this Form 10-SB. See Exhibit E-1, Articles VIII, IX, XI and Exhibit E-2 Article VII, Section 1.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers, directors and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the United States Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

FINANCIAL STATEMENTS

PART III

ITEM 1. INDEX TO EXHIBITS

Exhibit Number Description

     E-1 Articles of Incorporation

     E-2 Corporate By-laws

     E-3 Audited Financial Statements December 31, 1999 and 1998

     E-4 Consent Letter from Auditor

     E-5 Financial Statements as of June 30, 1999

     (Unaudited)

     E-6 Financial Statements as of June 30, 2000

     (Unaudited)

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PALADIN INTERNATIONAL CORPORATION

(Registrant)

Date: September 22, 2000 By: _________________________________

Joseph W. Petrov

President